

January 10, 2024

Robert F. Rivers
Chief Executive Officer
Eastern Bankshares, Inc.
265 Franklin Street
Boston, MA 02110

> **Re: Eastern Bankshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Response dated January 8, 2024**
> **File No. 333-275479**

Dear Robert F. Rivers:

We have reviewed your response dated January 8, 2024 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Response Letter Dated January 8, 2024

Certain Stand-Alone Eastern Prospective Financial Information Used by BofA Securities, page 89

1. We note the statement in response to comment two that the financial advisors did not make any assumptions about "specific interest rates prevailing from time to time." It is still unclear whether the projections or financial advisor opinions included underlying assumptions about interest rates, for example, any general trends or ranges of interest rates. Additionally, we note you state that certain sentences will be deleted because "the assumption is immaterial." With a view to clarifying disclosure about underlying assumptions, advise us if any assumptions about general trends or ranges of Fed Funds rates or deposit-rate sensitivities were used.

Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please

Robert F. Rivers
Eastern Bankshares, Inc.
January 10, 2024
Page 2

contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Michael K. Krebs